Exhibit 99.1

Hong Ye Group Secured SGD$4.7m Key Contracts, Breaking New Ground in Healthcare Facilities

SINGAPORE, November 6,2024 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), is proud to announce that its subsidiary, Hong Ye Group, has secured several significant contracts with key clients, solidifying the company’s role as a trusted provider of comprehensive facility management services across diverse industries.

Among these recent achievements is the company’s first-ever main contract for a nursing home, awarded by Methodist Welfare Service. This landmark contract not only enhances Hong Ye Group’s portfolio but also underscores its commitment to providing specialized care facility management solutions in Singapore.

Contract Highlights

Hong Ye Group has secured contracts totaling SGD$4,698,449.00, awarded by esteemed clients across the hospitality, corporate, and healthcare sectors. These new agreements underscore the company’s dedication to high-quality facility management services and its expanding role in diverse industries. Notably, this set of contracts includes Hong Ye Group’s first-ever main contract for a nursing home, a milestone in the company’s history as it enters the healthcare sector with a specialized focus on eldercare facility management.

Through these contracts, Hong Ye Group will oversee comprehensive facility management for Shangri-La Hotel, a prestigious luxury hotel in Singapore, to ensure the highest standards of maintenance and guest experience. The company will also be responsible for the upkeep of Ninja Van’s corporate office facilities, enhancing workplace efficiency for one of Singapore’s leading logistics providers. Additionally, the nursing home contract with Methodist Welfare Service marks Hong Ye Group’s entry into a critical new sector, where it will create a safe, clean, and comfortable environment tailored to the needs of elderly residents. This project reflects Hong Ye Group’s commitment to adapting its facility management expertise to meet the unique demands of the healthcare industry and provide a nurturing space for senior care.

A New Era in Facility Management

The Methodist Welfare Service contract symbolizes an important step forward for Hong Ye Group, representing the company’s expansion into the healthcare and eldercare facility sector. As Singapore’s population ages, the demand for quality eldercare increases, making this contract a strategic and timely addition to Hong Ye Group’s portfolio. This project allows Hong Ye Group to extend its expertise and commitment to quality into the field of eldercare, fostering environments that promote dignity, safety, and well-being for residents.

Commitment to Excellence

“Our entry into the nursing home sector with the Methodist Welfare Service contract is especially meaningful, as it enables us to make a positive impact on the community by contributing to the welfare of senior residents. We are honored to be trusted by these esteemed clients, and we look forward to setting new benchmarks in facility management standards”, stated Mike Fu, Chief Executive Officer and Executive Director of YY Group Holding Limited.

These new contracts add to Hong Ye Group’s expansive portfolio and further affirm its position as a preferred facility management provider. As Hong Ye Group continues to evolve and broaden its service offerings, the company remains committed to delivering innovative, high-quality solutions that meet the unique requirements of each client.

About YY Group Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences.

For more information on the Company, please log on to https://yygroupholding.com/.

About Hong Ye Group

Hong Ye Group, a subsidiary of YY Group Holding Limited, is renowned for its exceptional facility management services, catering to a wide range of sectors including hospitality, corporate, and healthcare. Known for its high standards and commitment to quality, Hong Ye Group continuously strives to enhance operational efficiency and customer satisfaction through its integrated facility management solutions.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com